Filed pursuant to Rule 424(b)(5)

Registration No. 333-274189

Prospectus Supplement

(To the Prospectus dated August 24, 2023)

21,239,822 Shares of Common Stock Issuable Upon the Exercise of Common Warrants

This prospectus supplement updates, supersedes and amends certain information contained in the prospectus dated August 24, 2023 (the “Prospectus”), relating to the resale by certain selling stockholders named therein (the “Selling Stockholders”) of up to 21,239,822 shares of our common stock, par value $0.0001 per share (the “Common Stock”), issuable upon the exercise of 21,239,822 warrants (the “Common Warrants”). The Common Warrants were issued to the Selling Stockholders on in a private transaction on August 14, 2023 pursuant to an inducement offering letter agreement, dated August 14, 2023 (the “Letter Agreement”), between the Company and the Selling Stockholders. Pursuant to the Letter Agreement, the Company issued the Common Warrants to the Selling Stockholders in exchange for the Selling Stockholders agreeing to exercise the Series C Preferred Investment Options that they had originally purchased from the Company in a private transaction in on November 17, 2022, at a reduced exercise price.

The shares of Common Stock underlying the Common Warrants are collectively referred to herein as the “Common Warrant Shares.” The Common Warrant Shares were registered on behalf of the Selling Stockholders, to be offered and sold from time to time, on a registration statement on Form S-3 (File No: 333-274189) declared effective by the Securities and Exchange Commission on September 1, 2023.

This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto. We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Our common stock is listed on the Nasdaq Capital Market under the symbol “TBLT.” On February 15, 2024, the last reported sale price of our common stock on the Nasdaq Capital Market was $4.11 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” in the Prospectus and documents incorporated therein by reference for a discussion of such risk factors, which factors should be read carefully in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

AMENDMENTS TO EXISTING WARRANT

This Supplement is being filed to disclose the following:

On February 13, 2024, ToughBuilt Industries, Inc., a Nevada corporation (the “Company”) entered into a warrant agreement amendment (the “Amendment”) with a Selling Stockholder pursuant to which the Company agreed to amend such Selling Stockholder’s Common Warrant issued to the Selling Stockholder on August 14, 2023. The Common Warrant was exercisable for an aggregate of 204,230 shares of Common Stock for an exercise price of $20.80 per share (as adjusted for the 1-for-65 reverse stock split of the Company’s Common Stock on January 2, 2024).

Pursuant to the Amendment, the Company agreed to reduce the exercise price of the Common Warrant held by the Selling Stockholder to $4.405, the closing price of the Company’s common stock on February 13, 2024, in consideration for a cash payment of an aggregate of $25,528.75. The amended exercise price of the Common Warrant was effective on February 16, 2024.

Prospectus supplement dated February 16, 2024